
CA CRAFT
Babe
KOMBUCHA
CA CRAFT
Babe
KOMBUCHA
SANDIA
watermelon & cucumber
Craft Kombucha

OUR COMPANY

WE ARE A FAMILY &WOMAN-OWNED CRAFT KOMBUCHA BREWERY LOCATED IN SAN DIEGO, CALIFORNIA. OUR PRODUCTS ARE SOLD IN 850+ RETAIL STORES LOCATED IN CALIFORNIA, TEXAS, OREGON AND ARIZONA. OUR SALES ONLINE REACHED 25 STATES IN 2021.

We provide customers a farm-to-can experience, using fresh and organic ingredients from local farms, such as Stehly Farms and San Gabriel Ranch. Our kombucha is Certified USDA Organic and we use premium, high quality ingredients to create a delicious, refreshing and easy to drink kombucha.


Babe
CALI GOLD








Stehly Farm
Organi


Babe

CAROLINE IOB PAVAN | FOUNDER/PRESIDENT

Caroline prior to Babe had a successful career as an architect. She contributes ten years of experience in management and contract negotiation with clients and partners. She is the glue that bonds the entire Babe team, from the production crew to sales team and tasting room staff.

VINNIE PAVAN | FOUNDER/VP OF MARKETING & SALES

Vinnie has an innate talent for building and creating unique experiences for consumers. He believes strongly in the power of brand but only backed by a quality product. Having a successful career in licensing in the music and sports industry he brings tremendous strength to the Babe team with his high energy, passion for life and evergreen entrepreneurial spirit.

MARCO QUADROS | VP OF LEGAL & OPERATIONS

Marco is a lawyer with 14 years of experience in the civil, contractual and tax areas, He has work for large firms and had its own practice before joining Babe Kombucha.

TRAVIS DAVENPORT | BREWMASTER

You wont find a more passioned person when it comes to creating kombucha. Travis is the mind behind the formulas and flavors for our products. He has 15 years of experience in kombucha making and fermentation skills.


Carol
Vinnie
Marco
Travis

Craft Kombucha

All natural ingredients, high quality teas, and local sourced fruits.
Pure goodness, with an incredible taste.

VEGAN | RAW | GLUTEN FREE


Babe
MAUI WOWIE
MOROCCAN MINT
SANDIA
CALI GOLD
HAWAIIAN POG

Nutrition Facts

	Maui Wowie	Moroccan Citrus	Sandia	Cali Gold	Hawaiian POG
Serving Size	8 fl oz (237 ml)	8 fl oz (237 ml)	8 fl oz (237 ml)	8 fl oz (237 ml)	8 fl oz (237 ml)
Servings per container	2	2	2	2	2
Calories	36	36	34	36	50
Calories from Fat	0	0	0	0	0
Total Fat	0g 0%	0g 0%	0g 0%	0g 0%	0g 0%
Sodium	10mg 0%	10mg 0%	10mg 0%	10mg 0%	10mg 0%
Total Carbohydrate	7g 2%	7g 2%	7g 2%	7g 2%	8g 3%
Sugars	7g 0%	7g 0%	7g 0%	7g 0%	8g 0%
Protein	0g	0g	0g	0g	0g

MAUI WOWIE

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic white tea, organic strawberry juice, organic lime juice, organic coconut flavor.

MOROCCAN CITRUS

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic lemon juice, organic mint.

SANDIA

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic watermelon flavor, organic papaya flavor, organic plum flavor, organic cucumber juice.

CALI GOLD

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic orange juice, organic lemon juice, organic ginger.

HAWAIIAN POG

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic guava juice, organic orange juice, organic passion fruit juice.

8 60000 66802 6 | 8 60000 66801 9 | 8 60000 66800 2 | 8 60000 66803 3 | 8 60000 66804 0

Best Sellers

Babe's flagship flavors: Hawaiian Pog, Maui Wowie and Sandia put us on the map of success in Southern California for its quality and incredible taste.


DANTS | GLUTEN FREE | RAW
Babe
MAUI WOWIE
SANDIA
HAWAIIAN POG
Craft Kombucha

MAUI WOWIE

Tropical coconut, sweet strawberry and a hint of lime create a taste that can only be described as "pure summer".

SANDIA

Juicy watermelon and crisp cucumber blend perfectly in this refreshing flavor.

HAWAIIAN POG

Tart passionfruit, orange and sweet guava create a flavorful blend that takes you to Hawaii with each sip.

Hard Kombucha

Our alcoholic line uses all natural ingredients, low sugar, and is gluten free. Inspired by world famous cocktail recipes. A perfect formula for a happy experience.

7% ALCOHOL | 16 OZ CANS


Babe
HARD KOMBUCHA
COSMOPOLITAN
MANGO MIMOSA
PIÑA COLADA
WATERMELON MOJITO

COSMOPOLITAN
INGREDIENTS
Organic cranberry, organic blood orange, organic lime, organic cane sugar, live kombucha culture.

8 60000 66807 1

MANGO SUNRISE
INGREDIENTS
Organic mango, organic orange, organic cane sugar, live kombucha culture.

8 60000 66805 7

PIÑA COLADA
INGREDIENTS
Organic coconut, organic pineapple, organic cane sugar, live kombucha culture.

8 60000 66808 8

WATERMELON MOJITO
INGREDIENTS
Organic watermelon, organic lime, organic mint, organic cane sugar, live kombucha culture.

8 60000 66806 4

USDA ORGANIC

Yerba Mate

Best of both worlds. Real raw kombucha infused with 150 mg of natural caffeine from organic yerba mate.

PROBIOTICS | NATURAL CAFFEINE | 16 OZ CANS


150 MG OF NATURAL CAFFEINE
USDA ORGANIC
CA CRAFT
Babe
KOMBUCHA
YERBA MATE
BLUEBERRY &
BLACKBERRY
ORGANIC
Craft Kombucha


150 MG OF NATURAL CAFFEINE
USDA ORGANIC
CA CRAFT
Babe
KOMBUCHA
YERBA MATE
PASSION FRUIT
& MINT
ORGANIC
Craft Kombucha

Nutrition Facts
Serving Size 8 fl oz (237 ml)
Servings per container: 2

Amount Per Serving	
Calories 45	Calories from Fat 0
	% Daily Value*
Total Fat 0g	0%
Sodium 20mg	2%
Total Carbohydrate 10g	3%
Sugars 9g	
Includes 7g Added Sugars	14%
Protein 0g	

8 60005 93812 4

YERBA MATE BLUEBERRY & BLACKBERRY

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black tea, organic green tea), organic yerba mate, organic blueberry juice, organic blackberry juice.

Nutrition Facts
Serving Size 8 fl oz (237 ml)
Servings per container: 2

Amount Per Serving	
Calories 45	Calories from Fat 0
	% Daily Value*
Total Fat 0g	0%
Sodium 20mg	2%
Total Carbohydrate 10g	3%
Sugars 9g	
Includes 7g Added Sugars	14%
Protein 0g	

8 60005 93814 8

YERBA MATE PASSION FRUIT & MINT

INGREDIENTS

Purified water, live kombucha culture (organic cane sugar, organic black Tea, organic green tea), organic yerba mate, organic spearmint leaves, organic passion fruit natural flavor.

2017

SEPTEMBER
Opened tasting room

2018

AUGUST
Signed keg distributor KOT

2019

MARCH
Launched Craft Kombucha line

JUNE
Reached 150 locations

JULY
Signed local distributor Seacoast

OCTOBER
Brought first investor, Dylan Barbour

2020

JANUARY
Expansion tasting room & production

FEBRUARY
Started sales online

JULY
Launched Hard Kombucha line

SEPTEMBER
Reached 350 locations

NOVEMBER
Acquired large production facility

2021

JANUARY
Brought second investor
Jimbo's founder, Jim Someck
Start wholesale hard kombucha

MAY
Launched Yerba Mate line

JUNE
Reached 500 locations

SEPTEMBER
Signed SD/OC/LA Scout Distribution
High Premium

OCTOBER
Signed national distribution UNFI

2022

MAY
Reached 850 locations
in 4 different states

JUNE
Signed another national
distributor KEHE

PROFIT & LOSS	2018	2019	2020	2021
TOTAL REVENUE	$136,337.06	$241,025.51	$569,750.90	$969,160.58
TOTAL COST OF GOODS SOLD	$41,482.10	$102,819.21	$247,289.39	$305,210.28
TOTAL GROSS PROFIT	$94,854.96	$138,206.30	$322,461.51	$663,950.30
TOTAL ADVERTISING & MARKETING	$12,102.62	$11,103.65	$19,448.24	$29,623.36
TOTAL PAYROLL EXPENSES	$17,294.87	$69,637.54	$123,113.68	$229,945.60
TOTAL EXPENSES	$109,862.22	$137,421.61	$486,063.54	$815,433.29
NET INCOME*	$(11,933.01)	$4,515.20	$(137,873.19)	$(61,449.78)
*NET INCOME BABE BREWING LLC	$(11,933.01)	$4,515.20	$(86,212.78)	$57,660.89
NET INCOME HARD KOMBUCHA LLC	$-	$-	$(51,660.41)	$(119,110.67)

PROJECTION	2022	2023	2024
SALES PROJECTION	$2,500,000.00	$5,000,000.00	$10,000,000.00
RETAIL LOCATIONS	1000	2000	4000
NUMBER OF SKUS / PRODUCTS	14	17	20

FUTURE INVESTMENT

ASSETS Fermenters Brite and Uni Tanks Kegs + Brewery Equipment	$200,000.00
YERBA MATE | SHELF STABLE PROJECT First Order Purchase from Co-Packer 200,000 units	$200,000.00
PRINTED CANS PROJECT 500.000 cans	$100,000.00
CASHFLOW	$500,000.00
BROKER	$100,000.00
MARKETING	$400,000.00
SLOT FEE	$100,000.00
STAFF PRODUCTION / SALES Add 6 more people	$400,000.00
INVESTMENT	$2,000,000.00

BABE IS SOLD IN 850+ LOCATIONS IN CALIFORNIA, OREGON, TEXAS AND ARIZONA. WITH THE HIGHEST REACH IN THE SAN DIEGO, ORANGE COUNTY & LOS ANGELES COUNTIES.

Babe has a strong social media presence, with

over

14k+

FOLLOWERS ON INSTAGRAM


babekombucha
996 Posts
14K Followers
4,133 Following
BABE KOMBUCHA ®
Brand
Pure goodness, incredible taste!
All organic, raw, real kombucha.
Local fruits
Non alcoholic and 7 . more
babekombucha.com/products/...
5401 Linda Vista rd #409, San Diego, California
Following
Message
Contact

TOP RETAIL SELLING OUR PRODUCT:

MOLLIE STONE'S MARKETS

JIMBO'S

CENTRAL MARKET

FRAZIER FARMS
NATURAL GROCERY SINCE 1971

MOTHER'S MARKET & KITCHEN

BevMo!

7 ELEVEN

MARKET OF CHOICE

SPROUTS FARMERS MARKET

OUR TASTING ROOM

OUR FUN & INVITING TASTING ROOM IS LOCATED IN THE HEART OF SAN DIEGO! WE OFTEN HAVE CUSTOMERS THAT DRIVE FROM ALL OVER TO VISIT! OUR TASTING ROOM ALLOWS US TO CONNECT FACE-TO-FACE WITH OUR CUSTOMERS, GET TO KNOW THEM, WHAT THEY LIKE, AND CREATE A COMMUNITY AROUND OUR BRAND.



CA.CRAFT
32oz 14 - REFILL 9 -
64oz 23 - REFILL 17 -
5GALLONS
HARD
*SEC DEPOSIT
HARD
Flavors
Cosmopolitan
Mango Sunrise
Pina Colada
Chili Mango
Mountain Mint
Sandia
Maui Wowie
Hawaiian Pog
Happy
Passion Mint

OUR HEADQUARTERS & PRODUCTION

TOTAL BUILDING SIZE: 10,437 RSF

- 3,500 SF REFRIGERATED SPACE
- FLOOR DRAINS
- 2 DOCK LOADING DOORS
- 1 GRADE LEVEL DOOR
- 19 EXCLUSIVE PARKING SPACES
- HEAVY POWER



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